[Paul, Hastings, Janofsky & Walker LLP Letterhead]

(212) 318-6859
markschonberger@paulhastings.com

December 16, 2010	41193.00083
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Michael Pokorny

Re:	Acadia Realty Trust
Form 10-K for the year ended December 31, 2009, filed on March 1, 2010
Definitive Proxy Statement Schedule 14A, filed on April 9, 2010
File No. 001-12002
Ladies and Gentlemen:
On behalf of our client, Acadia Realty Trust (the “Company” or “Acadia”), we hereby respond to the comments of the staff of Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission conveyed by letter dated December 7, 2010. We have incorporated the Staff’s comments into this response letter in italics and have provided the Company’s responses below each comment.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Note 4 — Investments In and Advances to Unconsolidated Partnerships
Retailer Controlled Property Venture (“RCP Venture”), page F-20
1. In your response to comment one, we note the non-managing membership interests give the investment vehicles certain rights but limited influence. Please specify what rights are held. In addition, we note that the selling investor in the Rex Stores transaction retained voting and management rights, please clarify what your 13.3% interest entitles you to as an investor. Lastly, we note that you believe the size of the investments and earnings to Acadia’s financial statements is immaterial. Please tell us if there is a material difference between accounting for these investments under the cost method versus the equity method.
Other than the minority investor rights which we are entitled to pursuant to statute, we have no rights other than to receive our pro-rata share of cash distributions as declared by the managers. We have no rights with respect to the control and operation of the investment vehicles, and the formulation and execution of business and investment policies. In connection with our 13.3% interest in Rex Stores we have no rights other than those discussed above.

Based on information made available to us by these investees, consisting primarily of internally prepared financial information received on a periodic basis from the Managers of the investments, we believe there is no material difference in the accounting for these investments on the cost method versus the equity method.
* * *
In response to the Staff’s request, the Company has filed a letter on EDGAR containing the specified acknowledgements.
If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above or Keith Pisani at (212) 318-6053.
Sincerely,
/s/ Mark Schonberger
Mark Schonberger
of PAUL, HASTINGS, JANOFSKY & WALKER LLP
Enclosures

cc	Michael Nelsen, Acadia Realty Trust
Robert Masters, Esq., Acadia Realty Trust
Keith D. Pisani, Esq., Paul, Hastings, Janofsky & Walker LLP